UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2016

001-37403

(Commission File Number)

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 7, 2016, in connection with the 2016 Annual Meeting of Shareholders of Amaya Inc. (the “Company”) to be held on June 28, 2016 (the “Annual Meeting”), the Company filed on SEDAR at www.sedar.com and mailed to shareholders of record, as applicable, its (i) Notice of Annual Meeting of Shareholders and Management Information Circular, dated May 27, 2016 (the “2016 Circular”), (ii) Form of Proxy for the Annual Meeting (the “Proxy”), and (iii) Voting Instruction Forms for the Annual Meeting (the “VIFs”). Copies of the 2016 Circular, Proxy and VIFs are each attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: June 7, 2016	By:	/s/ Daniel Sebag
Daniel Sebag
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Annual Meeting of Shareholders and Management Information Circular, dated May 27, 2016

99.2	Form of Proxy for the Annual Meeting

99.3	Voting Instruction Forms for the Annual Meeting